Exhibit (a)(5)(cl)

Oracle Acquisition Success Story: DIRECTV Still Flourishes on Rdb	[GRAPHIC]

Digital television entertainment services provider benefits from top-notch support and cutting-edge technology using database acquired by Oracle in 1995

Oracle wants to reassure PeopleSoft customers that we will continue to enhance the functionality of PeopleSoft applications and are committed to providing product maintenance and support. Customers can take comfort that Oracle has done this before. A decade ago, we acquired the Rdb database from Digital Equipment Corporation. Today there are several thousand customers that remain on Rdb and Oracle continues to support them.

But don’t take our word for it. On September 3, 2003, Bob Pacek, DIRECTV’s chief information officer, participated in an Oracle Town Hall Meeting for PeopleSoft customers. What follows is a summary of what Pacek had to say about how his company has benefited from Oracle’s long-term commitment to Rdb customers.

As a customer, how has DIRECTV benefited from the acquisition of Rdb by Oracle?

Bob Pacek: We’re able to leverage the Oracle Rdb investment, which is a significant amount for us, with our growing use of Oracle databases in other areas. This strategic relationship with Oracle allows us to continue scaling our core infrastructure to meet the needs of our growing business by optimizing the capabilities of both Rdb and the Oracle database. I don’t think we could survive today without this continued support for both products, and I haven’t seen any evidence of any waning in Oracle’s commitment to our Rdb environment.

How has your support improved as a result of the acquisition of Rdb by Oracle?

Bob Pacek: Our support actually has improved because Oracle recognized the criticality of our core business application. Our Oracle team understood the scaling challenges we faced as we grew quickly in the ‘90s. Oracle was committed to provide the Rdb resources we needed to ensure we got top support from both engineering and support teams.

What executive communications did you receive from Oracle that assured you Oracle would support DIRECTV long term?

Bob Pacek: We got strong signals from both the executive and technical teams that there would be no changes in the technical support or in the responsiveness of engineering or the supporting product teams. More important, Oracle showed us through its actions rather than merely a verbal commitment that we would continue to get the support we absolutely needed to continue to grow.

Did you feel Oracle lived up to the promises it made to you at the time of the acquisition?

Bob Pacek: Yes, both to the letter and in the spirit of its promises. I think that Oracle has gone out of its way to provide the kind of support and analysis we need when we have problems from time to time. Oracle gives us the engineering and architecture support to make the most of the Rdb environment.

Have you ever been forced or pressured by Oracle to migrate from Rdb? How do you feel Oracle handled that potential conflict?

Bob Pacek: I’ve been with DIRECTV since 1996, and I’ve never been pressured to move away from Rdb. It has never seemed appropriate for either party to discuss, so it has not happened.

The DIRECTV Group is a world-leading provider of digital television entertainment, broadband satellite and network services, and global video and data broadcasting. It trades under the ticker symbol DTV on the New York Stock Exchange and is 34 percent owned by Fox Entertainment Group, which is approximately 82% owned by News Corporation (NYSE: NWS, NWS.A).

The DIRECTV Group reported revenues of $10.1 billion in 2003. The DIRECTV Group is composed of four main operating units – DIRECTV U.S., DIRECTV Latin America, Hughes Network Systems, and PanAmSat Corporation.

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